Mail Stop 6010

September 20, 2006

Mr. Guohua Wan
Chief Financial Officer
Advanced Battery Technologies, Inc.
136-14 Northern Blvd., Suite 8E
Flushing, New York 11354

> **Re:** **Advanced Battery Technologies, Inc.**
> **Form 10-KSB for year ended December 31, 2005**
> **Filed April 14, 2006**
> **File No. 000-13337**

Dear Mr. Wan:

We have reviewed your filings and response letter dated September 8, 2006 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2005

Financial Statements

Item 11, Security Ownership of Certain Beneficial Owners and Management, page 18

1.   Your response to comment 5 indicates that the 11.4 million shares disbursed for the 30% minority interest in ZQ Power-Tech were issued directly to 54 minority investors. Under SFAS 141, paragraphs 14 and A5-A7, an acquisition of some or all of the non-controlling interests in a subsidiary is accounted for using the purchase method. We see that you accounted for the acquisition of the minority interest at book value, consistent with accounting for entities under common control. Please explain to us why purchase accounting is not applicable to the acquisition of the minority interest in ZQ Power-Tech. Fully support that your method complies with GAAP. We may have further comment upon review of your response.

2.   As a related matter, please tell us about the terms and conditions of the arrangement under which Mr. Fu acted as nominee for the 54 shareholders. Please fully describe the underlying agreement, including Mr. Fu's rights and responsibilities there under.

Consolidated Balance Sheet, page F-2

3.   We refer to comment 8. In future filings please make footnote disclosure about any significant loans included in your balance sheet, including a description of the terms and conditions of those loans.

Consolidated Statements of Stockholders' Equity, page F-4

4.   We refer to your response to comment 11. The table of journal entries shows borrowings from Mr. Fu and two individuals totaling $4.8 million and repayments through common stock of $3.4 million. Please tell us how and when the balance totaling $1.4 million was satisfied. Explain how any repayment is presented in the statement of cash flows and show us that the notes to financial statements include appropriate disclosure about any repayment of the related party payable.

Note 3. Summary of Significant Accounting Policies, page F-7

Prepaid Expenses, page F-8

5.   We refer to your response to comment 16. Your response to comment 17
        indicates that the shares issued under the consulting arrangements vest over the
        service periods and that those shares are forfeitable if the consultants are
        terminated for cause. Accordingly, it continues to be unclear why you believe the
        consulting arrangements result in a performance commitment at the dates of the
        agreements. Please further explain why there was a sufficiently large disincentive
        for non-performance at the dates of the arrangements as that notion is applied
        under EITF 96-18. Refer to footnote 3 and Exhibit 96-18A of EITF 96-18 for
        further guidance on performance commitments. In connection with your
        response, also provide us a full description of all of the significant terms and
        conditions of the consulting arrangements. We may have further comment upon
        review of that response.

6.   We refer to your responses to comments 16 and 17. Your response to comment
        17 indicates that the shares issued under the consulting arrangements vest over the
        service periods and that those shares are forfeitable if the consultants are
        terminated for cause. EITF 00-18 specifically addresses arrangements where
        shares issued to non-employees are fully vested and non-forfeitable at the dates of
        the agreements. Based on your response to comment 17 it does not appear that
        EITF 00-18 is applicable in your circumstances. Accordingly, it continues to be
        unclear why what you report as prepaid expense should not be shown as a
        deduction from equity.

        The balance sheet caption for stockholders' equity should normally include only
        permanent equity. Non-vested and potentially forfeitable shares would not appear
        to meet that requirement. Refer by analogy to SAB Topic 4-E and S-X Rule 5-
        02.3. Please revise or provide further support in GAAP for presenting the
        receivable for future services as an asset as of December 31, 2005. We may have
        further comment upon review of that response.

7.   As a related matter, since the shares underlying the consulting arrangements are
        not fully vested and are potentially forfeitable, please further explain why the
        asset for "prepaid expense" is not deferred compensation that should be
        eliminated upon adoption of SFAS 123(R).

8.   As a related matter, we see that prepaid expense apparently also includes deferred compensation for shares issued to an employee, Mr. John Leo. Please also tell us why the value of the shares issued was not presented as deferred compensation deducted from equity as of December 31, 2005. In a written response, please fully describe the terms and conditions of the arrangement and explain how your presentation is appropriate in GAAP. Also tell us how your presentation is appropriate after adoption of SFAS 123(R). We may have further comment upon review of that response.

Revenue Recognition, page F-10

9.   Your response to comment 19 indicates that "At delivery, customers or the distributor has taken title to the products and assumed the risks and rewards of ownership." If title does not pass until delivery, please further explain to us why you have concluded that it is appropriate to recognize revenue at shipment.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

                                        Sincerely,

                                        Gary Todd
                                        Reviewing Accountant